United States securities and exchange commission logo





                              May 6, 2022

       Brian Ferdinand
       Chief Executive Officer
       CORPHOUSING GROUP INC.
       2125 Biscayne Blvd, Suite 253
       Miami, Florida 33137

                                                        Re: CORPHOUSING GROUP
INC.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed April 15,
2022
                                                            File No. 333-262114

       Dear Mr. Ferdinand:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2022 letter.

       Amendment No. 3 to Form S-1 Filed on April 15, 2022

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications.
       Preliminary Revenues for the Three Months Ended March 31, 2022, page 7

   2. We note your disclosure of preliminary results on page 7 and your comparison of your results to the previous
quarter. Please revise your disclosure to include a comparison of your results to the
quarter ended March 31, 2021.
 Brian Ferdinand
FirstName  LastNameBrian Ferdinand
CORPHOUSING      GROUP INC.
Comapany
May  6, 2022NameCORPHOUSING GROUP INC.
May 6,
Page 2 2022 Page 2
FirstName LastName
3. We note your discussion of preliminary results for the quarter ended March 31, 2022 provides a quantitative discussion of your anticipated revenues, net revenues and refunds and allowances. Please revise your discussion to present balanced disclosure and include quantitative information related to your anticipated costs of revenues and expenses.
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA, page 14

4. We note that you have made adjustments throughout your filing to normalize your results by attempting to estimate the amount of cancellations due to the COVID-19 pandemic.
         Please tell us how you determined these adjustments were appropriate. In your response, please consider:
             your limited operating history;
             the significant growth of your business and stage of your business cycle; and
             whether these adjustments are directly attributable to the COVID-19 pandemic, based on actual amounts, and incremental to normal operations.
NYC Compliance and Regulations governing Short-Term Rentals, page 55

5. It appears from your website and third party portals that you continue to offer rooms in
         New York and elsewhere for periods less than 30 days. With a view to disclosure, please clarify which of your properties are subject to limitations on short term rentals including contractual limitations and how you determined you may lease other properties on short term rental including properties leased from hotels. Clarify the extent to which you are in compliance with those limitations and how you ensure compliance with those limitations.
         Also, explain clearly the impact of non-compliance with these limitations on your business.
Consolidated Balance Sheets, page F-3

6. We note that the financial statements refer to the Registrant as Corphousing LLC but that the Registrant is referred to in the auditors' report and in other sections of the filing as
         Corphousing Group Inc. Please conform the Registrant's name within the filing, as appropriate.
7. Please enhance your disclosure related to deferred offering costs and restricted cash. In your response, address your accounting policies related to deferred offering costs and tell us about the general nature of the restrictions on cash.
2 - Summary of Significant Accounting Policies, page F-7

8. Please revise your footnote disclosure to provide expanded disclosure related to your refund policies. Your revised disclosure should include, but not be limited to, the following:
             Please provide expanded disclosure of your business policies related to refunds, including what criteria must be met for customers to be eligible for refunds, whether partial refunds could be due based on certain criteria, and what time period is
 Brian Ferdinand
CORPHOUSING GROUP INC.
May 6, 2022
Page 3
          expected to provide refunds.
            Please provide expanded disclosure of your accounting policies related to refunds, including at what point in the process refunds are recognized. Management, page 88

9. We note your disclosure regarding the Order Instituting Cease-and-Desist Proceedings pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act issued by the U.S. Securities and Exchange Commission on April 22, 2020 to Mr. Brian
      Ferdinand. Revise your disclosure to provide more detailed information concerning the nature of the issues and disclose the details involved in the cease-and-desist order.
      Include appropriate risk factor disclosure.
       You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Ferdinand
                                                          Division of
Corporation Finance
Comapany NameCORPHOUSING GROUP INC.
                                                          Office of Real Estate
& Construction
May 6, 2022 Page 3
cc:       Brian L. Ross, Esq.
FirstName LastName